Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 624,690,068

Date: May 4, 2023

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of April 30, 2023, the Company has operations in 19 states including operating 152 dispensaries, with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited, a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On April 10, 2023, Curaleaf announced it had completed its acquisition of Deseret Wellness, the largest cannabis retail operator in Utah, in a transaction valued at approximately US$20 million.

Please see the Issuer’s press releases dated March 29, 2023 and April 10, 2023 filed on the Issuer’s website for more information, and available on SEDAR under the Company’s profile, as well as the Forms 9 filed with the Canadian Securities Exchange (“CSE”) on March 30, 2023 and April 5, 2023.

On April 14, 2023, Curaleaf announced its continued retail and brand expansions in Florida.

Please see the Issuer’s press release dated April 14, 2023 filed on the Issuer’s website for more information.

Through certain press releases and securities filings, Curaleaf provided information about the decision by the New Jersey Cannabis Regulatory Commission (“NJ CRC”) to deny a renewal of its cultivation and retail adult-use licenses in New Jersey on April 14, 2023, as well as the subsequent reversal of that decision by the NJ CRC on April 17, 2023.

Please see the Issuer’s press releases dated April 14, 2023 and April 17, 2023, filed on the Issuer’s website and available on SEDAR under the Company’s profile for more information, as well as the Material Change Report filed on SEDAR and with the CSE on April 24, 2023.

On April 19, 2023, Curaleaf announced it would amend and restate its previously issued (i) audited annual consolidated financial statements for the fiscal year ended December 31, 2021, and (ii) unaudited interim consolidated financial statements for the first, second and third quarters of the fiscal year ended December 31, 2022, in order to make certain adjustments to the revenue figures reported in as well as other related flow through adjustments. Such amended and restated amended financial statement have been filed on SEDAR and with the U.S. Securities and Exchange Commission (“SEC”) on May 1, 2023.

Please see the Issuer’s press release dated April 19, 2023, filed on the Issuer’s website and available on SEDAR under the Company’s profile, for more information.

On May 1, 2023, Curaleaf reported its fourth quarter and fiscal year end 2022 results.

Please see the Issuer’s press release dated May 1, 2023, filed on the Issuer’s website, for more information, as well as the financial statements filed on SEDAR and with the SEC on May 1, 2023, and with the CSE on May 2, 2023.

2.	Provide a general overview and discussion of the activities of management.

On April 6, 2023, Boris Jordan was included on Global Cannabis Times’ 100 Most Influential People list in the business category. On April 20, 2023, Mr. Jordan spoke on a virtual panel with Advisor Shares titled, “4/20 CannaBuzz”.

Matthew Darin was mentioned in High Times on April 4, 2023 and Benzinga on April 8, 2023 for his speaking engagement at the Benzinga Cannabis Capital Conference in Miami on April 11, 2023. On April 14, 2023, Mr. Darin’s letter to the editor titled, “Curaleaf complies with transparency in cannabis,” was published in The Boston Globe. On April 19, 2023, Mr. Darin was featured in Benzinga to discuss “Streamlining The Cannabis Industry - Collaboration, Data Sharing in the Supply Chain”. On April 27, 2023, CNBC featured a statement from Mr. Darin regarding the reintroduction of the SAFE Banking Act and on April 28, 2023, Mr. Darin was quoted in an article by The Wall Street Journal regarding the New York and California markets.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

On April 10, 2023, Curaleaf announced it had completed its acquisition of Deseret Wellness, the largest cannabis retail operator in Utah, in a transaction valued at approximately US$20 million.

8.	Describe the acquisition of new customers or loss of customers.

On April 14, 2023, Curaleaf announced its continued retail and brand expansions in Florida.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of April 30, 2023, the Issuer had a total of 5,443 employees, which includes 272 new hires and 259 terminations during the month of April.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Sentia Wellness

Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc.  Mr. Clateman and Mr. Martinez have moved to dismiss all claims against them; the court has not yet scheduled argument on that motion.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	414,448	Shares issued in connection with RSU conversions during the month of April, 2023.	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

N/A

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the expected benefits of recently opened dispensaries and (ii) the Issuer's current litigation and arbitration proceedings. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2022, and in other filings that the Company has made and may make in the future with the Canadian securities regulatory authorities available on SEDAR under the Issuer’s profile at www.sedar.com or with the U.S. Securities and Exchange Commission available at www.sec.gov/edgar. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed, other than the financial statements and related MD&A for the year ended December 31, 2022.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: May 4, 2023

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended April 30, 2023	Date of Report YY/MM/DD May 4, 2023
Issuer Address 420 Lexington Avenue
City/Province/Postal Code New York, NY 10170	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com